Free Writing Prospectus to Preliminary Pricing Supplement No. 11,599

Registration Statement Nos. 333-275587; 333-275587-01

Dated October 24, 2025; Filed pursuant to Rule 433

Morgan Stanley

2-Year IBIT Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	iShares® Bitcoin Trust ETF (“IBIT”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 31, 2025
Original issue date:	November 5, 2025 (3 business days after the pricing date)
Maturity date:	November 4, 2027
Early redemption:

If, on any of the first seven determination dates, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth below. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related observation date and any previously unpaid contingent quarterly coupons from prior observation dates.

Determination closing price:

The closing price of the underlying shares on any redemption determination date or observation date, as applicable, other than the final observation date, multiplied by the adjustment factor on such redemption determination date or observation date, as applicable

Contingent quarterly coupon:

●If, on any observation date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 15.40% (corresponding to approximately $38.50 per quarter per security) on the related contingent payment date.

●If, on any observation date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that observation date.

If the contingent quarterly coupon is not paid on any contingent payment date (because the closing price on any observation date is less than the downside threshold price), such unpaid contingent quarterly coupon will be paid on a later contingent payment date but only if the determination closing price on such later observation date is greater than or equal to the downside threshold price; provided, however, in the case of any such payment of a previously unpaid contingent quarterly coupon, that no additional interest shall accrue or be payable in respect of such unpaid contingent quarterly coupon from and after the end of the original interest period for such unpaid contingent quarterly coupon. You will not receive such unpaid contingent quarterly coupons if the closing price is less than the downside threshold price on each subsequent observation date. If the closing price is less than the downside threshold price on each observation date, you will not receive any contingent quarterly coupons for the entire term of the securities.

Determination dates:

Quarterly, beginning on February 2, 2026, as set forth below, subject to postponement for non-trading days and certain market disruption events. We also refer to November 1, 2027 as the final determination date.

Contingent payment dates:

With respect to each observation date other than the final observation date, the third business day after the related observation date, as set forth below. The payment of the contingent quarterly coupon, if any, with respect to the final observation date will be made on the maturity date.

Payment at maturity[1]:	●If the final share price is greater than or equal to the downside threshold price:

(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date and any previously unpaid contingent quarterly coupons with respect to the prior observation dates

	●If the final share price is less than the downside threshold price:	(i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares
Downside threshold price:	60% of the initial share price
Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final observation date multiplied by the adjustment factor on such date
CUSIP / ISIN:	61779PK79 / US61779PK796
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225060312/ms11599_424b2-34735.htm

Observation Dates / Redemption Determination Dates	Contingent Payment Dates / Redemption Dates
February 2, 2026	February 5, 2026
April 30, 2026	May 5, 2026
July 31, 2026	August 5, 2026
November 2, 2026	November 5, 2026
February 1, 2027	February 4, 2027
April 30, 2027	May 5, 2027
August 2, 2027	August 5, 2027
November 1, 2027 (final observation date)	November 4, 2027 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Change in Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00
[1]All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●The contingent quarterly coupon, if any, is based on the determination closing price of the underlying shares on only the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of the underlying shares.

●The market price will be influenced by many unpredictable factors.

●The securities may be accelerated at our option if a discontinuance or liquidation event occurs.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets

●Reinvestment risk.

●Investing in the securities is not equivalent to investing in the underlying shares or its underlying asset.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $960.00 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●The securities are subject to risks associated with bitcoin and digital assets.

●Investments linked to bitcoin are subject to specific risks relating to security threats.

●Investments linked to bitcoin are subject to specific risks relating to fraud and manipulation.

●The Fund has very limited historical performance.

●The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of its underlying asset or the net asset value per share of the Fund.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.